Exhibit 12.1

Regency Energy Partners LP

Ratio of Earnings to Fixed Charges

(in thousands, except for ratio amounts)

(Unaudited)

	Successor	Predecessor
	Period from Acquisition (May 26, 2010) to June 30, 2010	Period from April 1, 2010 to May 25, 2010	Three Months Ended June 30, 2009	Period from January 1, 2010 to May 25, 2010	Six Months Ended June 30, 2009
Earnings:
Pre-tax income (loss) from continuing operations	$(4,650)	$(4,413)	$5,440	(4,542)	153,963
Add:
Interest expense	8,109	14,114	19,568	36,459	33,795
Portion of rent under long-term operating leases representative of an interest factor	65	125	299	323	654
Amortization of capitalized interest	39	79	103	193	195
(Less) add:
Non-cash income from unconsolidated subsidiaries	(8,121)	961	313	(3,426)	(23)

Total earnings available for fixed charges	$(4,558)	$10,866	$25,723	$29,007	$188,584

Fixed Charges:
Interest expense	8,109	14,114	19,568	36,459	33,795
Portion of rent under long-term operating leases representative of an interest factor	65	125	299	323	654
Capitalized interest	377	479	261	880	1,136

Total fixed charges	$8,551	$14,718	$20,128	$37,662	$35,585

Ratio of earnings to fixed charges (x times) (1)	—	—	1.28	—	5.3

(1) Earnings were insufficient to cover fixed charges by:	$13,109	$3,852	$—	$8,656	$—